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                                                                    EXHIBIT 2.2


                                  February 18, 1997


Material Technology, Inc.
11835 West Olympic Boulevard
East Tower 705
Los Angeles, CA 90064

Gentlemen:

    Reference is made to the Stock Purchase Agreement dated as of February 17, 1997 among Montpilier Holdings, Inc. ("MHI"), SecurFone America, Inc. ("SecurFone"), Material Technology, Inc. ("Matech") and Robert M. Bernstein ("RMB").

    In consideration for entering into the Stock Purchase Agreement, the parties agree as follows:

    1. The officers of SecurFone are: Chief Executive Officer - William Steuber; President - Nicholas Wilson; Vice President - Derek Davis; Treasurer and Chief Financial Officer - Michael Lee; Secretary - Steven Wasserman. These persons and David Neibert are the directors. The sole shareholder of SecurFone is Montpilier Holdings, Inc.

    2. MHI agrees, for a period of two years following the closing, to vote its shares of Matech to elect Steven L. Wasserman as a director of Matech.

    3. Matech agrees to retain 560,000 shares of the 5,560,000 total number of outstanding shares of the new subsidiary to be formed for the purpose of transferring all of the assets and assuming all of the liabilities of Matech.

    4. RMB agrees that all shares of Matech owned by him as of the date hereof and at the Closing Date shall not be sold, pledged or otherwise transferred by him for a period of one year following the Closing under the Stock Purchase Agreement. In addition, RMB shall use his best efforts to obtain the same agreement, not to sell or otherwise transfer shares, with respect to not less than 90% of the total number of shares held, from the shareholders listed on Exhibit A attached hereto.

    5. MHI and RMB agree that MHI, any other shareholders of SecurFone, RMB and the other shareholders of Matech listed in Exhibit A shall have the right, for a period of 18 months following the Closing, to have shares owned by them registered together with any shares that Matech may elect to register (excluding shares registered on Form S-8) in an amount equal to 75% (for MHI and any other shareholders of SecurFone) and 25% (for RMB and the other shareholders of Matech listed on Exhibit A) of the number of shares to be registered by Matech. The complete terms and conditions of these registration rights shall be set forth in a Registration Rights

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CONSULTING AGREEMENT

Agreement to be entered into prior to Closing, but the terms shall be generally as follows: Matech shall give MHI, RMB and the other shareholders not less than 15 days prior written notice of any proposed registration and such shareholders shall notify Matech whether or not they wish to exercise their rights to be included in any such registration within such 15 days. Notwithstanding any shareholders' election to exercise their rights, Matech shall have the right to postpone or terminate any registration for any reason and, in the case of any such determination, it shall have no obligation to register MHI's, RMB's and the other stockholders' shares until the next time it decides to register shares. Matech shall pay all expenses of any such registration, except any fees, discounts and commissions of underwriters or dealers applicable to shares sold by any shareholders and any fees or expenses of legal counsel retained by any shareholders.


         Please acknowledge your agreement with the foregoing by signing a copy of this letter.

                                  Sincerely,

                                  MONTPILIER HOLDINGS, INC.


                                  By:

Agreed to:



Robert M. Bernstein


MATERIAL TECHNOLOGY, INC.


By:


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